UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Comtex News Network

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

2-5914104 (CUSIP Number)

December 1, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 205914104

1.	Names of Reporting Persons. Addison Charitable Remainder Trust I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization North Carolina, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 770,000 (See Item 4) 6. Shared Voting Power 0 7. Sole Dispositive Power 770,000 (See Item 4) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 770,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (See Item 4)
12.	Type of Reporting Person OO

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SCHEDULE 13G
CUSIP No. 205914104

1.	Names of Reporting Persons. Edwin R. Addison I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization North Carolina, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 770,000 (See Item 4) 6. Shared Voting Power 0 7. Sole Dispositive Power 770,000 (See Item 4) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 770,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (See Item 4)
12.	Type of Reporting Person IN

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Item 1.	(a)	Name of Issuer Comtex News Network, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 625 N. Washington St. Suite 301 Alexandria, VA 22314

Item 2.	(a)	Name of Persons Filing Addison Charitable Remainder Trust Edwin R. Addison

	(b)	Address of Principal Business Office or, if none, Residence 1121 Pembroke Jones Drive Wilmington, NC 28405

	(c)	Citizenship State of North Carolina, United States

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share

	(e)	CUSIP Number 205914104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

(a)

Amount beneficially owned:

770,000 shares of Common Stock. Addison Charitable Remainder Trust owns the 770,000 shares of Common Stock reported as beneficially owned by the filing persons on this Schedule 13G. Edwin R. Addison is trustee and sole beneficiary of the Addison Charitable Remainder Trust and beneficial owner of the 770,000 shares of Common Stock owned by Addison Charitable Remainder Trust.

(b) Percent of class: 5.6%[1]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 770,000

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 770,000

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Inapplicable.

Item 8.	Identification and Classification of Members of the Group Inapplicable.

Item 9.	Notice of Dissolution of Group Inapplicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	based on 13,700,247 shares of the Issuer’s Common Stock outstanding as of November 11, 2005 as reported in its quarterly report on Form 10-Q for the quarter ending September 30, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2005

Addison Charitable Remainder Trust

By:	/s/ Edwin R. Addison
Edwin R. Addison, Trustee

Edwin R. Addison

By:	/s/ Edwin R. Addison
Edwin R. Addison

JOINT FILING AGREEMENT

In accordance with rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Comtex News Network and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 1st day of December 2005.

Addison Charitable Remainder Trust

Date: December 1, 2005	By:	/s/ Edwin R. Addison
Edwin R. Addison, Trustee

Edwin R. Addison

Date: December 1, 2005	By:	/s/ Edwin R. Addison
Edwin R. Addison